EXHIBIT 99.1

Cellectis’ Annual Shareholders General Meeting to be Held on June 26, 2025

NEW YORK, May 21, 2025 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that it will hold its annual general meeting on June 26, 2025 at 2:30 p.m. CET at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

The notice convening the annual general meeting stating the detailed agenda and modalities of participation in the meeting and the report of the board of directors to the shareholders meeting are available on the Cellectis website: https://www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

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  20240521_AGM 2025 announcement_ENGLISH (https://ml.globenewswire.com/Resource/Download/8b1eb1a9-a976-4ddf-85aa-dcf0d3103573)